UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 29, 2025, the Company issued a press release entitled “ZK International Group Co., Ltd. Announces Earnings Results for the First Half of Fiscal Year 2025.” A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - ZK International Group Co., Ltd. Announces Earnings Results for the First Half of Fiscal Year 2025, dated September 29, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZK International Group Co., Ltd.

Date: September 29, 2025	By:	/s/ Jiancong Huang
		Name:	Jiancong Huang
		Title:	Chief Executive Officer and Chairman of the Board

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